SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) July 21, 2006

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

no change
(Former Name or Former Address, if Changed Since Last Report

Item 2.01   Completion of Acquisition or Disposition of Assets

Item 7.01   Regulation FD Disclosure

As previously announced, the Company sold a portion of its undeveloped leasehold located in Grand Valley Field, Garfield County, Colorado to Marathon Oil Corporation. The consideration paid to PDC by Marathon for the transaction was $354 million. The Company had a zero basis in the property; therefore, the pre-tax gain was the entire $354 million. The Company has an effective tax rate of approximately 40%; therefore, the net book gain (after a $142 million income tax provision) is $212 million or approximately $13.00 per share (diluted).

The Company has entered into a "Like-Kind Exchange" agreement with J.P. Morgan Property Exchange, Inc. as the Qualified Intermediary. Three hundred million of the $354 million proceeds of the leasehold sale was transferred directly to the Qualified Intermediary to be held in trust for a Like-Kind Exchange. The Company is currently searching for suitable Like-Kind Exchange Property. To the extent the Company finds suitable property for the exchange, the income taxes paid on this transaction in 2006 will be reduced by approximately our 40% effective tax rate and the tax basis in such property purchased will be zero.

Until such time as we are able to purchase property or the agreement terminates, the Company will be earning interest on the $300 million in the Trust, currently at 5%.

The Company's share of current income taxes on the $54 million it received that is not subject to a Like-Kind Exchange is approximately $22 million.

The Company hereby incorporates by reference its Form 8-K current report that it filed earlier today regarding the sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date: July 21, 2006

By: /s/ Darwin L. Stump
        Darwin L. Stump
        Chief Financial Officer